UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Cherry Hill Mortgage Investment Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

164651 101
(CUSIP Number)

Stanley Middleman
c/o Freedom Mortgage Corporation
907 Pleasant Valley, Suite 3
Mount Laurel, New Jersey 08054
(856) 231-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 164651 101	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Stanley Middleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,852 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
85,852 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,852

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.50% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 20,322 LTIP Units issued to Stanley Middleman by Cherry Hill Operating Partnership, LP (“CHOP”), a Delaware limited partnership and the Issuer’s operating partnership subsidiary. Such LTIP Units were granted to Mr. Middleman pursuant to the Issuer’s 2013 Equity Incentive Plan. LTIP Units are a special class of limited partnership interest in CHOP. In general, vested LTIP Units are convertible into common units of limited partnership interest in CHOP, which in turn, are redeemable for cash, or at the Issuer’s option, shares of the Issuer’s common stock on a one-for-one basis. Also includes 65,530 shares of Common Stock held by Freedom Mortgage Corporation. Mr. Middleman is Chairman, Chief Executive Officer and sole voting shareholder of Freedom Mortgage Corporation and as such has the power to vote and dispose of the shares held directly by Freedom Mortgage Corporation.

(2)
Based on 17,076,858 shares of common stock outstanding at November 9, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the Securities and Exchange Commission plus 20,322 shares of Common Stock underlying the vested LTIP Units held by Stanley Middleman.

CUSIP NO. 164651 101	Page 3 of 6

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Stanley Middleman with the Securities and Exchange Commission (the “SEC”) on October 11, 2013 (the “Original Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The name of the issuer is Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1451 Route 34, Suite 303, Farmingdale, New Jersey 07727. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the “Common Stock”).

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Stanley Middleman (the “Reporting Person”) with respect to the shares of Common Stock directly and beneficially owned by him, including shares of Common Stock directly owned by Freedom Mortgage Corporation (“Freedom Mortgage”).

The business address of Stanley Middleman and the address of the principal office of Freedom Mortgage is 907 Pleasant Valley Avenue, Suite 3, Mount Laurel, New Jersey 08054.

The principal occupation of Stanley Middleman is serving as the Chairman and Chief Executive Officer of Freedom Mortgage. The principal business of Freedom Mortgage is originating and servicing residential mortgage loans.

During the past five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stanley Middleman is a citizen of the United States of America. Freedom Mortgage is a New Jersey corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On October 3, 2013, the Issuer and Stanley Middleman entered into a stock purchase agreement, pursuant to which Mr. Middleman agreed to purchase 1,000,000 shares of Common Stock in a private placement concurrent with the completion of the Issuer’s initial public offering (the “IPO”) for an aggregate purchase price of $20,000,000 (the “Private Placement”). These shares of Common Stock were issued and sold to the Reporting Person on October 9, 2013 in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The funds used to acquire the shares of Common Stock were loaned to the Reporting Person by Freedom Mortgage pursuant to a line of credit that matures on October 9, 2022 and bears interest at the Applicable Federal Rate in effect in October 2013.

On October 9, 2013, Mr. Middleman was granted 5,000 LTIP Units pursuant to Issuer’s 2013 Equity Incentive Plan (the “2013 Plan”) as compensation for services provided to the Issuer and its subsidiaries. On June 10, 2014, Mr. Middleman was granted 5,000 LTIP Units pursuant to the 2013 Plan as compensation for services provided to the Issuer and its subsidiaries. On September 10, 2015, Mr. Middleman was granted 5,000 LTIP Units pursuant to the 2013 Plan as compensation for services provided to the Issuer and its subsidiaries. On June 15, 2016, Mr. Middleman was granted 5,000 LTIP Units pursuant to the 2013 Plan as compensation for services provided to the Issuer and its subsidiaries. On April 28, 2020, Mr. Middleman received 322 LTIP Units as a distribution from Cherry Hill Operating Partnership, L.P., a Delaware limited partnership (“CHOP”). CHOP is the Issuer’s operating partnership subsidiary. The Issuer is the sole general partner of CHOP. LTIP Units are a special class of limited partnership interest in CHOP. Vested LTIP Units, upon achieving economic parity with the common units of limited partnership interest in CHOP pursuant to the terms of CHOP’s partnership agreement, may be exchanged at any time for cash (as described in CHOP’s partnership agreement) or, at the election of the Issuer, for shares of Common Stock on a one-for-one basis.

CUSIP NO. 164651 101	Page 4 of 6

On February 8, 2018, Freedom Mortgage purchased in the open market 15,200 shares of Common Stock at $16.389 per share. On February 9, 2018, Freedom Mortgage purchased in the open market 20,000 shares of Common Stock at $16.141 per share, 20,000 shares of Common Stock at $16.309 per share and 4,600 shares at $16.118. On February 12, 2018, Freedom Mortgage purchased 1,800 shares of Common Stock at $16.209 per share. The source of funds for such purchases was working capital. An additional 3930 shares were purchased through dividend reinvestment on various dates at an average price of $16.269. The Reporting Person has the power to vote and the power to dispose of the shares of Common Stock held directly by Freedom Mortgage.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The purpose of this filing is:

•
to report the updated beneficial ownership of the Reporting Person as a result of (i) the sale of 1,000,000 shares of Common Stock by Stanley Middleman in the open market from May 16, 2020 to July 6, 2020, (ii) the acquisition of 65,300 shares of Common Stock by Freedom Mortgage in the open market as described in Item 3 above, and (iii) the acquisition of 20,322 LTIP Units by Stanley Middleman pursuant to the 2013 Plan as described in Item 3 above;

•
to report that Stanley Middleman no longer serves as the Chairman of the Board of the Issuer and that sole membership interest in Cherry Hill Mortgage Management, LLC, the Issuer’s external manager, has been transferred by Mr. Middleman to a blind trust for the benefit of Mr. Middleman; and

•	to report that Stanley Middleman shall cease to be reporting persons for purposes of Section 13(d) of the Exchange Act immediately after the filing of this Amendment No. 1.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Person may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that may be entered into with the Issuer, purchase, either directly or through Freedom Mortgage, additional shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock or dispose of some or all of such securities, and the Reporting Person reserves the right to change his intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)   The beneficial ownership percentage of the Reporting Person is based on 17,076,858 shares of Common Stock outstanding at November 9, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the Securities and Exchange Commission, plus 20,322 shares of Common Stock underlying the vested LTIP Units held by Stanley Middleman.

1.	Stanley Middleman

a.	Amount beneficially owned: 85,852

b.	Percent of class: 0.50%

c.	Number of shares as to which Mr. Middleman has:

i.	Sole power to vote or to direct the vote: 85,852

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 85,852

iv.	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 164651 101	Page 5 of 6

Includes (i) 20,322 shares of Common Stock underlying LTIP Units directly held by Mr. Middleman and (ii) 65,530 shares of Common Stock held by Freedom Mortgage which Mr. Middleman controls.

(c)	Not applicable.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on or about July 6, 2020.

CUSIP NO. 164651 101	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: November 24, 2020

STANLEY MIDDLEMAN:

By:	/s/ Stanley Middleman
Stanley Middleman